Brett E. Braden bbraden@velaw.com
Tel 713.758.4478 Fax 713.615.5756
January 7, 2009
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Sean Donahue
Re:	Superior Well Services, Inc. Form S-3 (File No. 333-156498-03)
Ladies and Gentlemen:
     On December 30, 2008, Superior Well Services, Inc., a Delaware corporation (the “Company”), filed a registration statement on Form S-3 for the purpose of registering 75,000 shares of Series A 4% Convertible Preferred Stock (the “Preferred Shares”), the shares of common stock that are issuable upon conversion of the Preferred Shares and $80,000,000 in aggregate principal amount of Second Lien Notes due 2013 (the “Registration Statement”). In connection with the filing of the Registration Statement, the Company would like to remind the staff of the U.S. Securities and Exchange Commission (the “SEC”) of the letter from the accounting staff of the Office of the Chief Accountant of the SEC to the Company dated July 23, 2008 regarding the filing by the Company of certain financial statements of Diamondback Energy Services that are incorporated by reference in the Registration Statement.
     In addition, to facilitate your review of the Registration Statement, we are sending to the attention of Mr. Sean Donahue three copies of the Registration Statement.

Very truly yours,
/s/ Brett E. Braden
Brett E. Braden

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